UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE:

1.	AMENDMENTS TO SENIOR SECURED CREDIT FACILITIES

On November 21, 2014, Birks Group Inc. (the “Company”) executed an amendment to its senior secured revolving credit agreement and its senior secured term loan agreement. The amendments to the Company’s senior secured credit facilities, in addition to reducing the interest expense, are part of a financial recapitalization project which the Company is developing in order to provide greater financial resources for the Company’s operations and capital investment needs on both a short and long-term basis.

Amendments to the senior secured revolving credit agreement and senior secured term loan agreement include, without limitation: (i) the term loan lenders assigned their interest to Crystal Financial SPV LLC; (ii) the loan amount under the senior secured term loan agreement increased from $28 million to $33 million; (iii) the revolving credit line under the senior secured revolving credit agreement decreased from $115 million to $110 million; (iv) the rate of interest under the senior secured term loan agreement decreased from 12.5% per annum to Libor plus 9.75% per annum for the $28 million tranche (currently the equivalent of 9.96% per annum) and Libor plus 7.25% per annum for the $5 million tranche (currently the equivalent of 7.46% per annum); (v) reduction in the monitoring fee under the senior secured term loan agreement to $30,000 per year; (vi) removal of the $10 million minimum excess availability requirement under the senior secured revolving credit agreement; (vii) removal of the discretionary reserve of up to 5% of the borrowing base which could be imposed at the discretion of the senior secured term loan lender; (viii) removal of the supplementary reserve of up to $2.5 million which could be imposed at the discretion of the senior secured term loan lender; and (ix) the addition of certain financial covenants to be tested under certain conditions.

The foregoing summary of the senior secured revolving credit agreement and senior secured term loan agreement are qualified in their entirety by reference to the actual Fifth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated November 21, 2014 and the Third Amended and Restated Term Loan and Security Agreement dated November 21, 2014, which are filed as Exhibits 99.1 and 99.2, respectively, to this Form 6-K.

2.	AMENDMENT TO DAMIANI AGREEMENT

The Company entered into a Renewed and Amended Distribution Agreement (the “Agreement”) as of October 3, 2014 with Damiani International B.V. and Damiani S.p.A. with respect to the distribution of Damiani products which, among others, extends the term of the agreement for an additional 17 months until March 31, 2016.

CONTENTS

The following documents of the Registrant are submitted herewith:

99.1	Fifth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated November 21, 2014

99.2	Third Amended and Restated Term Loan and Security Agreement dated November 21, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Jefferey Morris
Jefferey Morris
Date: November 25, 2014		Vice President and Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Fifth Amendment to Second Amended and Restated Revolving Credit and Security Agreement dated November 21, 2014.

Exhibit 99.2	Third Amended and Restated Term Loan and Security Agreement dated November 21, 2014.